Exhibit 99.1

High Tide Launches New Stores in Thunder Bay, Ontario and Lethbridge, Alberta

CALGARY, AB, June 29, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (NASDAQ: HITI) (FRA: 2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, announced today that its Canna Cabana stores located at 949 Fort William Rd. in Thunder Bay, Ontario, and 1328 Mayor Magrath Dr. S in Lethbridge, Alberta, have begun selling recreational cannabis products for adult use. The new stores bring High Tide's total branded retail locations selling recreational cannabis products and consumption accessories across Canada to 89. In line with the Company's strategy of driving organic growth in profitable neighbourhoods, the new stores are located off high traffic arterial roadways and are near several popular restaurant chains and big box stores. The new Thunder Bay store is also High Tide's first location in northwestern Ontario's largest city with a population of over 110,000.

High Tide Inc. - June 29, 2021 (CNW Group/High Tide Inc.)

"The new stores demonstrate our continued commitment to the organic growth of our bricks and mortar retail business in Canada. Like all of our locations, they will offer customers our unique one stop cannabis shop experience," said Raj Grover, President and Chief Executive Officer of High Tide. "As pandemic-related restrictions ease in Ontario we look forward to ramping up our growth in Canada's largest province with additional store openings expected very soon. I also look forward to sharing more information imminently about our expanded e-commerce footprint in the United States," added Mr. Grover.

About High Tide Inc.
High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBITDA1, with 89 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com and Smokecartel.com, and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX:TLRY) (Nasdaq:TLRY) and Aurora Cannabis Inc. (TSX:ACB) (Nasdaq:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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[1] Adjusted EBITDA is a non-IFRS financial measure.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements regarding High Tide and its business include, but are not limited to, statements with respect to: High Tide being added to other ETFs in the future, and the Company's ability to increase shareholder liquidity and appeal to international and institutional investors. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting High Tide, including risks relating to the listing of High Tide's securities in the United States, a shutdown of the United States government, the Company not expanding globally, which could result in the Company not having a diversified business platform for growth, the Company not being well positioned to pursue additional opportunities for growth, or such opportunities no longer being available to High Tide, risks associated with the geographic markets in which High Tide operates, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the cannabis industry and the regulation thereof, the failure to comply with applicable laws, the failure to obtain regulatory approvals, economic factors, market conditions, the equity and debt markets generally, risks associated with growth and competition, general economic and stock market conditions, risks and uncertainties detailed from time to time in High Tide's filings with the TSXV and Canadian Securities Administrators, the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks and many other factors beyond the control of High Tide.  Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

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SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2021/29/c6189.html

%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President, Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 29-JUN-21